Axius, Inc.
128 Seagul Avenue, Baybreeze Exec Village
Taguig City, Phillippines

August 14, 2009

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-4631
Mail Stop 4631

Attention:  Rufus Decker, Accounting Branch Chief

Re:	Form 10-K for the fiscal year ended October 31, 2008 Form 10-Q for the period ended January 31, 2009 File No. 333-147276
____________________________________________________________________

This letter on behalf of Axius, Inc. (the “Company”) is in response to your letter of August 7, 2009, regarding the above-referenced filings (the “Comment Letter”).  The Company has filed with the Commission via the EDGAR system, an Amendment No. 1 to the 10-K for the fiscal year ended October 31, 2008 and an Amendment No. 1 to the 10-Q for the period ended January 31, 2009.

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2008

Item 9A(T). Control and Procedures, page 17

1.
PLEASE FILE AN AMENDMENT TO YOUR FORM 10-K TO PROVIDE A MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING WHICH COMPLIES WITH ALL OF THE REQUIREMENTS OF ITEM 308(T)(a) OF REGULATION S-K.  IN THIS REGARD, IT DOES NOT APPEAR THATYOUR REPORT CONTAINS A STATEMENT OF MANAGEMENT’S RESPONSIBILITIY FOR ESTABLISHING AND MAINTAINING ADEQUATE INTERNAL CONTROL OVER FINANCIAL REPORTING.

In response to this comment, the Company revised the Management’s Report to comply with all the requirements of Item 308(T)(a) of Regulation S-K.

Exhibits 31 & 32

2.
PLEASE FILE AN AMENDMENT TO YOUR FORM 10-K WITH CERTIFICATIONS THAT ARE IN THE EXACT FORM SHOWN UNDER ITEM 601(b)(31) OF REGULATION S-K.  SPECIFICALLY, THE INTERNAL CONTROL OVER FINANCIAL REPORTING LANGUAGE FROM THE INTRODUCTORY PORTION OF PARAGRAPH 4 AND PARAGRAPH 4(b) OF THE CERTIFICATIONS PROVIDED IN EXHIBIT 31 HAVE BEEN OMITTED.  THE CERTIFICATIONS PROVIDED IN EXHIBITS 31 AND 32 ALSO REFER TO ANOTHER COMPANY, ATHERON, INC.  PLEASE REFILE THE FORM 10-K IN ITS ENTIRETY AND ALSO ENSURE THAT THE REVISED CERFICATIONS ARE CURENTLY DATED AND REFER TO THE FORM 10-K/A.  REFER TO SECTION 246.14 OF THE DIVISION OF CORPORATION FINANCE—COMPLIANCE AND DISCLOSURE INTERPRETATIONS OF REGULATION S-K, WHICH CAN BE FOUND AT http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

In response to this comment, the Company revised the certifications accordingly.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2009

Item 4T.  Controls and Procedures, page 8

3.
YOU STATE THAT THE EVALUATION OF THE EFFECTIVENESS OF THE DESIGN AND OPERATION OF YOUR DISCLOSURE CONTROLS AND PROCEDURES WAS CARRIED OUT UNDER THE SUPERVISION AND WITH THE PARTICIPATION OF YOUR CHIEF EXECUTIVE OFFICER ANDYOUR CHIEF FINANCIAL OFFICER, MELISSA LOPEZ.  THIS DOES NOT APPEAR TO BE YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER AS INDICATED BY THE CERTIFICATIONS PROVIDED IN EXHIBITS 31 AND 32.  PLEASE REVISE AS NECESSARY IN AN AMENDMENT TO YOUR FORM 10-Q.

In response to this comment, the Company revised Item 4T accordingly.

Exhibit 31

4.
PLEASE FILE AN AMENDMENT TO YOUR FORM 10-Q WITH CERTIFICATIONS THAT ARE IN THE EXACT FORM SHOWN UNDER ITEM 601(b)(31) OF REGULATION S-K.  SPECIFICALLY, THE INTERNAL CONTROL OVER FINANCIAL REPORTING LANGUAGE FROM THE INTRODUCTORY PORTION OF PARAGRAPH 4 AND PARAGRAPH 4(b) OF THE CERTIFICATIONS PROVIDED IN EXHIBIT 31 HAVE BEEN OMITTED.  IN DOING SO, PLEASE ALSO ENSURE THAT THE REVISED CERTIFICAITONS ARE CURRENTLY DATED AND REFER TO THE FORM 10-Q/A.

In response to this comment, the Company revised the certifications accordingly

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in their filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/ Geraldine Gugol
Geraldine Gugol
President